UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8, as amended (File Number 333-256316) and Form F-3, as amended (File Number 333-286101) of the Company (including any prospectuses forming a part of such registration statements), hereby amending them, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Oatly Group AB

Condensed consolidated financial statements

For the three and twelve months ended December 31, 2025

Oatly Reports Fourth Quarter and Full Year 2025 Financial Results

MALMÖ, Sweden, February 11, 2026 – Oatly Group AB (Nasdaq: OTLY) (“Oatly”, the “Company” or the “Group”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and twelve months ended December 31, 2025.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am proud to report that we drove profitable growth in both the fourth quarter and the full year. Achieving this milestone reflects the disciplined, strategic actions we have taken over the past three years to strengthen the foundation of our entire business. We have right-sized our supply chain and overhead structure while simultaneously reinvesting behind our refreshed growth strategy. We are seeing clear evidence that our strategy is working and driving impact, as we are driving growth in every market where it is fully deployed and seeing good early results in the markets where we are still rolling out our playbook. We are also seeing improved profitability and cash flow across the business.”

He continued, “We know that achieving our first full year of profitability is a milestone, not our destination. As we look forward, we expect to accelerate our impact as we continue to execute our growth strategy, drive incremental demand, and deliver even stronger profitable growth. We continue to see significant potential ahead of us, and we are confident that we are taking the right steps to drive durable, scalable, and profitable growth as we execute on our mission.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and twelve months ended December 31, 2025 and 2024.

(Unaudited)	Three months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	133,736	108,462	133,736	9,855	123,881	23.3%	14.2%	13.9%	0.3%
North America	64,392	70,596	64,392	—	64,392	-8.8%	-8.8%	-12.6%	3.8%
Greater China	35,651	35,258	35,651	441	35,210	1.1%	-0.1%	-4.0%	3.9%
Total revenue	233,779	214,316	233,779	10,296	223,483	9.1%	4.3%	2.9%	1.4%

(Unaudited)	Twelve months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	482,861	434,263	482,861	20,746	462,115	11.2%	6.4%	8.9%	-2.5%
North America	249,559	274,455	249,559	—	249,559	-9.1%	-9.1%	-11.0%	1.9%
Greater China	130,039	114,948	130,039	232	129,807	13.1%	12.9%	19.9%	-7.0%
Total revenue	862,459	823,666	862,459	20,978	841,481	4.7%	2.2%	5.3%	-3.1%

2025 Highlights

•
Fourth quarter revenue of $233.8 million, a 9.1% increase compared to the prior year period, with a constant currency revenue increase of 4.3% compared to the prior year period.
•
Gross margin in the fourth quarter was 34.5%, which is a 5.8 percentage points increase compared to the prior year period.
•
Fourth quarter net loss attributable to shareholders of the parent was $19.1 million, which is an improvement of $72.1 million compared to a net loss attributable to shareholders of the parent of $91.2 million in the prior year period.
•
Fourth quarter Adjusted EBITDA was $11.0 million, which is an improvement of $17.1 million compared to the prior year period.

2026 Outlook

•
The Company is providing its 2026 outlook as follows:
o
Constant currency revenue growth is expected to be in the range of +3% to +5%;
o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million; and
o
Capital expenditures are expected to be in the range of $20 million to $30 million.

Fourth Quarter 2025 Results

Revenue increased $19.5 million, or 9.1% to $233.8 million for the fourth quarter ended December 31, 2025, compared to $214.3 million for the prior year period. Excluding a foreign currency exchange tailwind of $10.3 million, revenue for the fourth quarter was $223.5 million, or an increase of 4.3% compared to the prior year period. The growth in constant currency revenue was driven by another quarter of consistent performance in Europe & International, partially offset by decline in North America, explained mainly by a reduction in revenue to a large foodservice customer, as well as a slight decline in Greater China. Sold volume for the fourth quarter of 2025 increased 2.9% to 157.6 million liters compared to 153.2 million liters in the fourth quarter of 2024. Produced finished goods volume for the fourth quarter of 2025 was 161.5 million liters compared to 145.3 million liters for the fourth quarter of 2024.

Gross profit was $80.8 million for the fourth quarter of 2025 compared to $61.6 million for the fourth quarter of 2024. Gross profit margin was 34.5% in the fourth quarter of 2025, an increase of 579 basis points compared to the prior period. The margin expansion compared to the fourth quarter of 2024 was explained by improvements in supply chain efficiency in Europe & International, product and channel mix in North America and Greater China.

Research and development expenses in the fourth quarter of 2025 increased $1.3 million to $5.1 million compared to $3.7 million in the prior year period. The increase was mainly explained by expenses related to new product launches and foreign currency exchange headwinds.

Selling, general and administrative expenses in the fourth quarter of 2025 increased $1.9 million to $83.9 million compared to $82.0 million in the prior year period. The increase was driven by foreign currency exchange headwinds and customer distribution costs linked to growth in sold volumes, partially offset by continued actions to reduce overhead expenses.

Other operating income and (expenses), net for the fourth quarter of 2025 was an expense of $1.9 million comprised primarily of $2.6 million in costs for the Company’s strategic review of the Greater China segment, offset by a net foreign exchange gain. Other operating income and (expenses), net for the prior year period was an expense of $65.6 million comprised primarily of non-cash impairment charges of $41.7 million related to the discontinued construction of the second production facility in China (Asia III) and the closure of the production facility in Singapore, and other exit costs of $23.0 million related to the closure of the production facility in Singapore.

Finance income and (expenses), net for the fourth quarter of 2025 was an expense of $7.1 million comprised primarily of fair value gain on Convertible Notes of $24.0 million, offset by $18.9 million in expenses related to the Company’s recent financing activities, and net interest expenses of $13.5 million. The finance income and (expenses), net for the prior year period was an expense of $1.1 million comprised primarily of net interest expenses of $13.6 million, offset by fair value gains on Convertible Notes of $4.6 million and net foreign exchange gains of $8.2 million.

Net loss attributable to shareholders of the parent was $19.1 million for the fourth quarter of 2025 compared to a loss of $91.2 million in the prior year period. The improvement was primarily a result of higher gross profit and decreased other operating income and (expenses), net.

Adjusted EBITDA for the fourth quarter of 2025 was $11.0 million, compared to a loss of $6.1 million in the prior year period. The improvement in Adjusted EBITDA was primarily a result of higher gross profit.

EBITDA, Adjusted EBITDA, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this report.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended December 31, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	133,736	64,392	35,651	—	—	233,779
Intersegment revenue	348	—	—	—	(348)	—
Total segment revenue	134,084	64,392	35,651	—	(348)	233,779
Adjusted EBITDA	26,496	4,381	1,073	(20,951)	—	10,999
Share-based compensation expense	(463)	(329)	(509)	(1,835)	—	(3,136)
Restructuring costs(1)	(244)	(345)	—	(1,071)	—	(1,660)
Strategic review of Greater China business(2)	—	—	(2,636)	—	—	(2,636)
Non-controlling interests	—	—	(91)	—	—	(91)
EBITDA	25,789	3,707	(2,163)	(23,857)	—	3,476
Finance income and (expenses), net	—	—	—	—	—	(7,126)
Depreciation and amortization	—	—	—	—	—	(13,575)
Loss before tax	—	—	—	—	—	(17,225)

Three months ended December 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	108,462	70,596	35,258	—	—	214,316
Intersegment revenue	1,326	—	—	—	(1,326)	—
Total segment revenue	109,788	70,596	35,258	—	(1,326)	214,316
Adjusted EBITDA	16,580	1,249	589	(24,497)	—	(6,079)
Share-based compensation expense	(306)	(230)	(511)	(2,456)	—	(3,503)
Restructuring costs(1)	(1,520)	(356)	—	(1,721)	—	(3,597)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	48	2,122	(25,068)	—	—	(22,898)
New product launch issue(5)	—	567	—	—	—	567
Non-controlling interests	—	—	(151)	—	—	(151)
EBITDA	(27,308)	3,352	(25,141)	(28,674)	—	(77,771)
Finance income and (expenses), net	—	—	—	—	—	(1,149)
Depreciation and amortization	—	—	—	—	—	(11,932)
Loss before tax	—	—	—	—	—	(90,852)

Twelve months ended December 31, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income and (expenses), net	—	—	—	—	—	(77,188)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

Twelve months ended December 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income and (expenses), net	—	—	—	—	—	(12,421)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3)Relates to costs for the closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5)Expenses related to a new product launch issue.

Europe & International

Europe & International revenue increased $25.3 million, or 23.3%, to $133.7 million for the fourth quarter of 2025, compared to $108.5 million in the prior year period. Excluding a foreign currency exchange tailwind of $9.9 million, Europe & International revenue for the fourth quarter was $123.9 million, or an increase of 14.2%. For the fourth quarter of 2025, the increase in revenue was primarily due to volume growth of 13.9%, mainly driven by growth in the Barista products. Approximately 79% of Europe & International revenue was from the retail channel for the fourth quarter of 2025 compared to 81% in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 89.3 and 78.3 million liters, respectively.

Europe & International Adjusted EBITDA increased $9.9 million to $26.5 million for the fourth quarter of 2025 compared to $16.6 million in the prior year period. The improvement in Adjusted EBITDA was primarily driven by higher gross profit driven by higher revenue and continued supply chain productivity.

North America

North America revenue decreased $6.2 million, or 8.8%, to $64.4 million for the fourth quarter of 2025, compared to $70.6 million in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 35.8 million and 41.1 million liters, respectively. The 12.6% volume decrease was primarily due to reduction in sales to the segment’s largest foodservice customer. Approximately 61% of North America revenue was from the retail channel in the fourth quarter of compared to 48% in the prior year period.

North America Adjusted EBITDA increased $3.1 million to $4.4 million for the fourth quarter of 2025, compared to $1.2 million in the prior year period. The increase in Adjusted EBITDA was primarily due to higher gross profit, largely driven by channel and product mix as well as supply chain performance offsetting lower fixed cost absorption driven by lower volumes.

Greater China

Greater China revenue increased $0.4 million, or 1.1%, to $35.7 million for the fourth quarter of 2025, compared to $35.3 million in the prior year period. Excluding a foreign currency exchange tailwind of $0.4 million in the quarter, Greater China revenue for the quarter was $35.2 million or a decrease of 0.1%. The Greater China segment slight decline was primarily driven by reduced sales in Foodservice, partially offset by growth in the retail channel. Approximately 66% of Greater China revenue was from the foodservice channel for the fourth quarter of 2025 compared to 76% in the prior year period. The sold finished goods volume for the three months ended December 31, 2025 and 2024 amounted to 32.5 million and 33.8 million liters, respectively.

Greater China Adjusted EBITDA increased $0.5 million to $1.1 million for the fourth quarter of 2025, compared to $0.6 million in the prior year period. The increase in EBITDA is explained by higher gross profit, driven by channel and product mix.

Corporate

Oatly’s corporate expense, which consists of general costs not allocated to the segments, in the fourth quarter of 2025 was $23.9 million, a decrease of $4.8 million compared to the prior year period, driven by continuous efforts for reduction of expenses, partially offset by foreign currency exchange headwinds. Adjusted EBITDA in the fourth quarter of 2025 was a loss of $21.0 million compared to a loss of $24.5 million in the prior year period.

Balance Sheet and Cash Flows

As of December 31, 2025, the Company had cash and cash equivalents of $64.3 million and total outstanding debt of $523.0 million consisting of Nordic Bonds, Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $23.7 million for the twelve months ended December 31, 2025, compared to $114.4 million during the prior year period, which was primarily driven by improved operating results and improvements in net working capital.

As previously disclosed, on September 30, 2025, the Company issued Nordic Bonds with an initial issue amount of SEK 1,700 million and entered into a SEK 750 million super senior revolving credit facility. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel an aggregate amount of $42.9 million of its U.S. Convertible Notes and pay related transaction costs. Further, on October 3, 2025, the Company cancelled, terminated, and replaced its existing revolving credit facility with the new super senior revolving credit facility.

Capital expenditures were $15.3 million for the twelve months ended December 31, 2025, compared to $41.2 million in the prior year period, driven by the Company’s continued discipline in how it invests as well as certain projects that were originally planned to be completed in 2025 are now expected to be completed in 2026.

Free cash flow was an outflow of $39.0 million for the twelve months ended December 31, 2025 compared to an outflow of $155.6 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this report.

Strategic Review of Greater China Business

The Company continues its strategic review of the Company’s Greater China business.

While there is no definitive timetable for completing the strategic review, the Company expects to complete the strategic review within 2026. The Company does not intend to provide further updates unless and until the Board of Directors has approved a specific course of action or determines that additional disclosure is appropriate or required. The Company cautions that there can be no assurances that the process will result in any transaction or strategic change.

Outlook

The Company’s outlook continues to include the expected results of the Greater China segment. Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is providing its 2026 outlook.

o
Constant currency revenue growth is expected to be in the range of +3% to +5%. This includes an expected headwind of approximately 200 basis points from a large foodservice customer in the North America segment. Based on recent foreign exchange rates, the full-year impact of foreign exchange is expected to be a tailwind to revenue growth by approximately 100 to 200 basis points.
o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million.
o
Capital expenditures are expected to be in the range of $20 million to $30 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 50 countries globally.

For more information, please visit www.oatly.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2026, profitability improvement, profitable growth in 2026, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future; sustainability risks (including environmental, climate change, uncertainty about future related mandatory disclosure requirements, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; the successful execution of the strategic review of the Company’s Greater China operations, the outcome of the strategic review and the market reaction thereto; how our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war; the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; failure to protect our intellectual property, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; if we are unable to remediate material weaknesses, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2025 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For further information:

Contact person

Brian Kearney, Vice President Investor Relations

E-mail: investors@oatly.com, press.us@oatly.com

FINANCIAL INFORMATION

Financial Statements

Condensed consolidated statement of operations

(Unaudited)		Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share and ADS data)	Note	2025	2024	2025	2024
Revenue	5	233,779	214,316	862,459	823,666
Cost of goods sold		(153,024)	(152,699)	(585,402)	(587,174)
Gross profit		80,755	61,617	277,057	236,492
Research and development expenses		(5,053)	(3,728)	(18,573)	(30,135)
Selling, general and administrative expenses		(83,888)	(81,973)	(320,643)	(324,719)
Other operating income and (expenses), net	7	(1,913)	(65,619)	(5,571)	(67,790)
Operating loss		(10,099)	(89,703)	(67,730)	(186,152)
Finance income and (expenses), net	8	(7,126)	(1,149)	(77,188)	(12,421)
Loss before tax		(17,225)	(90,852)	(144,918)	(198,573)
Income tax expense	9	(2,009)	(505)	(8,197)	(3,699)
Loss for the period		(19,234)	(91,357)	(153,115)	(202,272)
Attributable to:
Shareholders of the parent		(19,143)	(91,206)	(152,771)	(201,949)
Non-controlling interests		(91)	(151)	(344)	(323)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	24	(0.03)	(0.15)	(0.25)	(0.34)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	24	(0.61)	(3.05)	(5.03)	(6.77)
Weighted average common shares outstanding:
Basic and diluted	24	623,752,493	598,226,750	607,525,897	596,886,163

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of comprehensive loss

(Unaudited)	Note	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)		2025	2024	2025	2024
Loss for the period		(19,234)	(91,357)	(153,115)	(202,272)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		2,437	(37,231)	56,197	(40,985)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	14	—	—	(16,355)	—
Total other comprehensive income/(loss) for the period		2,437	(37,231)	39,842	(40,985)
Total comprehensive loss for the period		(16,797)	(128,588)	(113,273)	(243,257)
Attributable to:
Shareholders of the parent		(16,718)	(128,394)	(112,954)	(242,905)
Non-controlling interests		(79)	(194)	(319)	(352)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of financial position

(Unaudited)	Note	December 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	10	137,747	116,208
Property, plant and equipment	11	294,688	294,199
Right-of-use assets	12	37,907	45,555
Other non-current receivables	13,14	46,992	44,331
Deferred tax assets	9	4,676	4,561
Total non-current assets		522,010	504,854
Current assets
Inventories	15	68,537	65,602
Trade receivables	16	103,522	103,366
Current tax assets		2,737	6,095
Other current receivables	17	17,438	15,738
Prepaid expenses		8,608	9,402
Cash and cash equivalents	18	64,345	98,923
Total current assets		265,187	299,126
TOTAL ASSETS		787,197	803,980
EQUITY AND LIABILITIES
Equity	19
Share capital		110	106
Treasury shares		(0)	(0)
Other contributed capital		1,641,601	1,628,045
Other reserves		(225,351)	(274,160)
Accumulated deficit		(1,397,805)	(1,249,303)
Equity attributable to shareholders of the parent		18,555	104,688
Non-controlling interests		1,116	1,435
Total equity		19,671	106,123
Liabilities
Non-current liabilities
Lease liabilities	12	24,729	31,724
Interest-bearing loans and borrowings	20	182,783	116,216
Provisions	21	2,697	14,857
Total non-current liabilities		210,209	162,797
Current liabilities
Lease liabilities	12	12,457	13,359
Interest-bearing loans and borrowings	14,20	340,266	330,152
Trade payables		66,481	60,152
Current tax liabilities		1,642	1,476
Other current liabilities		11,176	7,998
Accrued expenses	22	107,932	103,719
Provisions	21	17,363	18,204
Total current liabilities		557,317	535,060
Total liabilities		767,526	697,857
TOTAL EQUITY AND LIABILITIES		787,197	803,980

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of changes in equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2024	19	106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the period		—	—	—	—	(12,430)	(12,430)	(101)	(12,531)
Other comprehensive income		—	—	—	24,695	—	24,695	2	24,697
Total comprehensive income for the period		—	—	—	24,695	(12,430)	12,265	(99)	12,166
Share-based compensation	6	—	—	—	—	3,592	3,592	—	3,592
Balance at March 31, 2025		106	(0)	1,628,045	(249,465)	(1,258,141)	120,545	1,336	121,881
Loss for the period		—	—	—	—	(55,911)	(55,911)	(35)	(55,946)
Other comprehensive income		—	—	—	27,328	—	27,328	2	27,330
Total comprehensive loss for the period		—	—	—	27,328	(55,911)	(28,583)	(33)	(28,616)
Issue of shares		1	(0)	—	—	—	1	—	1
Share-based compensation	6	—	—	—	—	3,453	3,453	—	3,453
Balance at June 30, 2025		107	(0)	1,628,045	(222,137)	(1,310,599)	95,416	1,303	96,719
Loss for the period		—	—	—	—	(65,287)	(65,287)	(117)	(65,404)
Other comprehensive loss		—	—	—	(14,631)	—	(14,631)	9	(14,622)
Total comprehensive loss for the period		—	—	—	(14,631)	(65,287)	(79,918)	(108)	(80,026)
Share-based compensation	6	—	—	—	—	3,080	3,080	—	3,080
Exercise of stock options	6	—	0	111	—	—	111	—	111
Balance at September 30, 2025		107	(0)	1,628,156	(236,768)	(1,372,806)	18,689	1,195	19,884
Loss for the period		—	—	—	—	(19,143)	(19,143)	(91)	(19,234)
Other comprehensive income		—	—	—	2,425	—	2,425	12	2,437
Total comprehensive loss for the period		—	—	—	2,425	(19,143)	(16,718)	(79)	(16,797)
Share-based compensation	6	—	—	—	—	3,136	3,136	—	3,136
Redemption of shares	6	—	(0)	(267)	—	—	(267)	—	(267)
Repurchase of U.S. Notes	20	3	—	13,712	8,992	(8,992)	13,715	—	13,715
Balance at December 31, 2025		110	(0)	1,641,601	(225,351)	(1,397,805)	18,555	1,116	19,671

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2023	19	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the period		—	—	—	—	(45,799)	(45,799)	(45)	(45,844)
Other comprehensive loss		—	—	—	(19,223)	—	(19,223)	(9)	(19,232)
Total comprehensive loss for the period		—	—	—	(19,223)	(45,799)	(65,022)	(54)	(65,076)
Share-based compensation	6	—	—	—	—	2,615	2,615	—	2,615
Balance at March 31, 2024		105	(0)	1,628,045	(252,427)	(1,104,136)	271,587	1,733	273,320
Loss for the period		—	—	—	—	(30,384)	(30,384)	(57)	(30,441)
Other comprehensive loss		—	—	—	(1,221)	—	(1,221)	(7)	(1,228)
Total comprehensive loss for the period		—	—	—	(1,221)	(30,384)	(31,605)	(64)	(31,669)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	6	—	—	—	—	4,179	4,179	—	4,179
Balance at June 30, 2024		106	(0)	1,628,045	(253,648)	(1,130,341)	244,162	1,669	245,831
Loss for the period		—	—	—	—	(34,560)	(34,560)	(70)	(34,630)
Other comprehensive income		—	—	—	16,676	—	16,676	30	16,706
Total comprehensive loss for the period		—	—	—	16,676	(34,560)	(17,884)	(40)	(17,924)
Share-based compensation	6	—	—	—	—	3,301	3,301	—	3,301
Balance at September 30, 2024		106	(0)	1,628,045	(236,972)	(1,161,600)	229,579	1,629	231,208
Loss for the period		—	—	—	—	(91,206)	(91,206)	(151)	(91,357)
Other comprehensive income		—	—	—	(37,188)	—	(37,188)	(43)	(37,231)
Total comprehensive loss for the period		—	—	—	(37,188)	(91,206)	(128,394)	(194)	(128,588)
Share-based compensation	6	—	—	—	—	3,503	3,503	—	3,503
Balance at December 31, 2024		106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of cash flows

(Unaudited)		For the year ended December 31,
(in thousands of U.S. dollars)	Note	2025	2024
Operating activities
Net loss		(153,115)	(202,272)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	10,11,12	48,570	49,966
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	10,11	740	—
—Write-downs of inventories	15	8,024	3,095
—Impairment loss/(gain) on trade receivables	16	913	(234)
—Share-based compensation	6	13,261	13,598
—Movements in provisions	21	(14,896)	(14,414)
—Finance (income) and expenses, net	8	77,188	12,421
—Income tax expense	9	8,197	3,699
—Loss on disposal of property, plant and equipment and intangible assets		—	(307)
—Impairment related to discontinued construction of production facilities		—	24,117
—Impairment related to closure of production facility		—	19,113
—Other		—	1,441
Interest received		1,558	8,285
Interest paid		(23,984)	(24,518)
Income tax paid		(318)	(3,386)
Changes in working capital:
—Increase in inventories	15	(6,176)	(3,456)
—Decrease in trade receivables, other current receivables, prepaid expenses	16,17	14,400	14,786
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses	22	1,915	(16,362)
Net cash flows used in operating activities		(23,723)	(114,428)
Investing activities
Purchase of intangible assets	10	(2,858)	(2,055)
Purchase of property, plant and equipment	11	(12,396)	(39,140)
Investments in financial assets		(1,314)	—
Proceeds from sale of property, plant and equipment		575	31,201
Other		449	743
Net cash flows used in investing activities		(15,544)	(9,251)
Financing activities
Proceeds from issue of bonds		180,897	—
Repayment of liabilities to credit institutions		(133,343)	(2,678)
Proceeds from liabilities to credit institutions	20	2,822	—
Repurchase of U.S. Notes	20	(24,629)	—
Payment of loan transaction costs	8,20	(12,729)	(4,965)
Repayment of lease liabilities	12	(11,945)	(19,645)
Proceeds from exercise of stock options	6	111	—
Cash flows from/(used in) financing activities		1,184	(27,288)
Net decrease in cash and cash equivalents		(38,083)	(150,967)
Cash and cash equivalents at the beginning of the period		98,923	249,299
Exchange rate differences in cash and cash equivalents		3,505	591
Cash and cash equivalents at the end of the period	18	64,345	98,923

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

(unaudited)

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of accounting policies

The condensed consolidated financial statements of Oatly Group AB for the three and twelve months ended December 31, 2025 and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All numbers in these condensed consolidated financial statements, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, reflect an ADS to ordinary share ratio of 1:20 (unless the context clearly indicates otherwise).

Financial liability – Nordic Bonds

The Company has identified an embedded derivative in relation to voluntary redemption options in the Nordic bonds. The embedded derivative is not closely related to the financial liability host contract and is separately accounted for at fair value through profit or loss. At initial recognition, the host contract, after separation of the embedded derivative, is measured at its fair value plus transaction costs that are directly attributable to the host contract. After initial recognition, the host contract is accounted for as a financial liability at amortized cost applying the effective interest method.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”) that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions, other than those included in the 2024 Annual Report.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 4. Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China and the rest of the Asia business compared to the remaining quarterly periods of the year.

Note 5. Segment information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended December 31, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	133,736	64,392	35,651	—	—	233,779
Intersegment revenue	348	—	—	—	(348)	—
Total segment revenue	134,084	64,392	35,651	—	(348)	233,779
Adjusted EBITDA	26,496	4,381	1,073	(20,951)	—	10,999
Share-based compensation expense	(463)	(329)	(509)	(1,835)	—	(3,136)
Restructuring costs(1)	(244)	(345)	—	(1,071)	—	(1,660)
Strategic review of Greater China business(2)	—	—	(2,636)	—	—	(2,636)
Non-controlling interests	—	—	(91)	—	—	(91)
EBITDA	25,789	3,707	(2,163)	(23,857)	—	3,476
Finance income and (expenses), net	—	—	—	—	—	(7,126)
Depreciation and amortization	—	—	—	—	—	(13,575)
Loss before tax	—	—	—	—	—	(17,225)

Three months ended December 31, 2024	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	108,462	70,596	35,258	—	—	214,316
Intersegment revenue	1,326	—	—	—	(1,326)	—
Total segment revenue	109,788	70,596	35,258	—	(1,326)	214,316
Adjusted EBITDA	16,580	1,249	589	(24,497)	—	(6,079)
Share-based compensation expense	(306)	(230)	(511)	(2,456)	—	(3,503)
Restructuring costs(1)	(1,520)	(356)	—	(1,721)	—	(3,597)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	48	2,122	(25,068)	—	—	(22,898)
New product launch issue(5)	—	567	—	—	—	567
Non-controlling interests	—	—	(151)	—	—	(151)
EBITDA	(27,308)	3,352	(25,141)	(28,674)	—	(77,771)
Finance income and (expenses), net	—	—	—	—	—	(1,149)
Depreciation and amortization	—	—	—	—	—	(11,932)
Loss before tax	—	—	—	—	—	(90,852)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Twelve months ended December 31, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income and (expenses), net	—	—	—	—	—	(77,188)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

Twelve months ended December 31, 2024	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income and (expenses), net	—	—	—	—	—	(12,421)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3) Relates to costs for the closure of the Group’s production facility in Singapore.

(4) Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5) Expenses related to a new product launch issue.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	December 31, 2025	December 31, 2024
Sweden	127,151	114,764
China	92,694	103,791
US	79,455	88,983
The Netherlands	32,002	29,349
Other	1,293	2,867
Total	332,595	339,754

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
US	63,120	69,209	244,128	269,541
UK	36,124	33,781	139,243	135,550
Germany	39,468	29,880	134,596	120,068
China	35,448	34,817	128,815	113,789
Sweden	12,532	10,520	48,575	45,812
The Netherlands	7,309	6,567	28,625	26,507
Finland	4,300	4,820	18,350	20,589
Switzerland	5,352	4,223	17,077	14,044
Other	30,126	20,499	103,050	77,766
Total	233,779	214,316	862,459	823,666

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Three months ended December 31, 2025	Europe & International	North America	Greater China	Total
Retail	105,969	39,390	8,715	154,074
Foodservice	26,884	24,715	23,364	74,963
Other	883	287	3,572	4,742
Total	133,736	64,392	35,651	233,779

Three months ended December 31, 2024	Europe & International	North America	Greater China	Total
Retail	87,258	33,525	3,027	123,810
Foodservice	20,602	34,175	26,896	81,673
Other	602	2,896	5,335	8,833
Total	108,462	70,596	35,258	214,316

Twelve months ended December 31, 2025	Europe & International	North America	Greater China	Total
Retail	382,505	150,213	28,791	561,509
Foodservice	97,112	98,036	87,732	282,880
Other	3,244	1,310	13,516	18,070
Total	482,861	249,559	130,039	862,459

Twelve months ended December 31, 2024	Europe & International	North America	Greater China	Total
Retail	351,818	140,842	11,499	504,159
Foodservice	80,261	125,639	83,343	289,243
Other	2,184	7,974	20,106	30,264
Total	434,263	274,455	114,948	823,666

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 6% and 10% in the twelve months ended December 31, 2025 and 2024, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for 90% of the Group’s revenue in the twelve months ended December 31, 2025 and 2024, respectively.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering, the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and RSUs. To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 19 Equity.

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted 1,330,234 RSUs, of which 352,857 were granted to members of key management, including the Executive Officers, and the Board of Directors. 411,040 RSUs vested during the period, of which 161,264 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2024	820,170	26.00
Granted during the period	1,330,234	11.10
Forfeited during the period	(117,861)	17.05
Vested during the period	(411,040)	29.52
As of December 31, 2025	1,621,503	13.51

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted no new stock options. 196,628 stock options vested during the period, of which 100,326 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2024	580,314	26.40
Forfeited during the period	(65,124)	22.41
Exercised during the period	(7,291)	15.22
Expired during the period	(43,061)	30.12
As of December 31, 2025	464,838	26.81
Vested and exercisable as of December 31, 2025	198,429	32.74

The weighted-average ADS price at exercise for options exercised during the twelve months ended December 31, 2025 was $18.08.

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date, $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

Share-based compensation expense was $3.1 million for the three months ended December 31, 2025 (2024: $3.5 million) and $13.3 million for the twelve months ended December 31, 2025 (2024: $13.6 million).

Note 7. Other operating income and (expenses), net

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Strategic review of Greater China business	(2,636)	—	(7,547)	—
Impairment charges related to discontinued construction of certain production facilities	—	(20,346)	—	(24,134)
Other costs related to discontinued construction of certain production facilities	—	1,319	—	(525)
Impairment charges related to closure of production facility	—	(22,893)	—	(19,113)
Other costs related to closure of production facility	—	(22,983)	846	(22,998)
Exchange rate differences	187	(970)	(206)	(2,061)
Other	536	254	1,336	1,041
Other operating income and (expenses), net	(1,913)	(65,619)	(5,571)	(67,790)

Note 8. Finance income and expenses

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Interest income	1,127	1,985	4,493	10,297
Other financial income	—	(111)	155	201
Net foreign exchange difference	1,761	8,181	(3,278)	14,306
Interest expenses on lease liabilities	(721)	(758)	(2,940)	(4,682)
Interest expenses on loans and borrowings	(13,954)	(14,820)	(58,792)	(57,797)
Fair value changes on derivatives	51	(134)	(34)	(1,684)
Fair value changes on Convertible Notes	23,951	4,606	5,296	32,954
Other financial expenses	(19,341)	(98)	(22,088)	(6,016)
Total finance income and expenses, net	(7,126)	(1,149)	(77,188)	(12,421)

Fair value changes on Convertible Notes contain the fair value changes less the coupon rate and changes in credit risk. The coupon rate on the Convertible Notes is 9.25%. Interest expenses on loan and borrowings for the three and twelve months ended December 31, 2025 contain interest expense on Convertible Notes of $8.7 million and $36.0 million, respectively. Interest expenses on loan and borrowings for the three and twelve months ended December 31, 2024, contain interest expense on the Convertible Notes of $8.8 million and $33.8 million, respectively. See Note 14 Fair value of financial instruments and Note 20 Interest-bearing loans and borrowings.

Other financial expenses for the three and twelve months ended December 31, 2025 mainly consist of $18.9 million and $19.9 million, respectively, in transaction costs relating to the Group’s financing arrangements.

Other financial expenses for the twelve months ended December 31, 2024, mainly consist of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements.

See Note 20 Interest-bearing loans and borrowings for further details on the Group’s credit facilities.

Note 9. Income tax

Total tax expense for the three and twelve months ended December 31, 2025 was $2.0 million and $8.2 million, respectively. Total tax expense for the three and twelve months ended December 31, 2024 was $0.5 million and $3.7 million, respectively. The effective tax rate for the three and twelve months ended December 31, 2025 was 11.7% and 5.7% respectively. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for three and twelve months ended December 31, 2024 was 0.6% and 1.9% respectively, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate. The Group operates in a global environment with significant operations in

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

The Group is, as of January 1, 2025 in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2025. The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Sweden. Although no material exposure arising from Pillar Two has been identified to date, material Pillar Two impacts to the Group’s tax expense remain possible.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the P2 Rules. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

Note 10. Intangible assets

A summary of the intangible assets as at December 31, 2025 and December 31, 2024 is as follows:

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Additions	—	3	1,336	1,475	2,814
Reclassification	—	1,061	(20)	(1,041)	—
Exchange differences	21,248	2,919	1,497	259	25,923
At December 31, 2025	128,489	18,656	10,830	1,906	159,881
Accumulated amortization
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Amortization charge	—	(2,505)	(1,309)	—	(3,814)
Impairment	—	—	—	(271)	(271)
Exchange differences	—	(2,164)	(945)	(4)	(3,113)
At December 31, 2025	—	(14,752)	(7,107)	(275)	(22,134)
Cost, net accumulated amortization
At December 31, 2024	107,241	4,590	3,164	1,213	116,208
At December 31, 2025	128,489	3,904	3,723	1,631	137,747

Amortization expense for the three months ended December 31, 2025 was $1.1 million (2024: $1.0 million). Amortization expense for the twelve months ended December 31, 2025 was $3.8 million (2024: $4.1 million).

Note 11. Property, Plant and Equipment

A summary of property, plant, and equipment as at December 31, 2025 and December 31, 2024 is as follows:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2024	104,811	286,153	54,315	445,279
Additions	270	5,011	4,437	9,718
Disposals(1)	(6,826)	(25,863)	(437)	(33,126)
Reclassifications	3,562	27,873	(31,435)	—
Exchange differences	11,334	20,393	5,535	37,262
At December 31, 2025	113,151	313,567	32,415	459,133
Accumulated depreciation and impairment
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Depreciation charge	(6,609)	(26,793)	—	(33,402)
Disposals(1)	6,826	25,232	426	32,484
Impairment	—	(469)	—	(469)
Exchange differences	(2,880)	(8,461)	(637)	(11,978)
At December 31, 2025	(26,039)	(120,016)	(18,390)	(164,445)
Cost, net accumulated depreciation and impairment
At December 31, 2024	81,435	176,628	36,136	294,199
At December 31, 2025	87,112	193,551	14,025	294,688

(1) Relates primarily to disposed assets due to the closure of the Group’s production facility in Singapore.

Depreciation expense for the three months ended December 31, 2025 was $8.9 million (2024: $8.0 million). Depreciation expense for the twelve months ended December 31, 2025 was $33.4 million (2024: $34.0 million).

Note 12. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between 1 and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2024	56,089	28,178	84,267
Increases	1,064	194	1,258
Decreases(1)	(6,159)	(3,861)	(10,020)
Exchange differences	3,858	2,543	6,401
At December 31, 2025	54,852	27,054	81,906
Accumulated depreciation
At December 31, 2024	(24,917)	(13,795)	(38,712)
Depreciation	(7,485)	(3,869)	(11,354)
Decreases(1)	5,716	3,451	9,167
Exchange differences	(1,574)	(1,526)	(3,100)
At December 31, 2025	(28,260)	(15,739)	(43,999)
Cost, net accumulated depreciation
At December 31, 2024	31,172	14,383	45,555
At December 31, 2025	26,592	11,315	37,907

(1) Decreases in Land and buildings relate primarily to cancelled and returned land lease due to the discontinued construction of the production facility in China (Asia III).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Depreciation expense for the three months ended December 31, 2025 was $2.9 million (2024: $2.9 million). Depreciation expense for the twelve months ended December 31, 2025 was $11.4 million (2024: $11.8 million)

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2025
Maturity Analysis
Less than 3 months	3,209
Between 3 months and 1 year	9,627
Between 1 and 2 years	10,116
Between 2 and 5 years	12,819
After 5 years	11,495
Total lease commitments	47,266
Impact of discounting remaining lease payments	(10,080)
Total lease liabilities at December 31, 2025	37,186
Lease liabilities included in the condensed consolidated statement of financial position at December 31, 2025
Non-current	24,729
Current	12,457
Total	37,186

The Group has the following lease agreements, which had not commenced as of December 31, 2025, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

Note 13. Other non-current receivables

	December 31, 2025	December 31, 2024
Promissory note	27,990	24,867
Long-term prepaid expenses	13,485	14,634
Derivatives	4,375	125
Deposits	1,007	1,024
Other receivables	135	3,681
Total	46,992	44,331

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Derivatives consist of interest rate cap and embedded derivatives related to the Company’s Nordic Bonds. See Note 20 Interest-bearing loans and borrowings for further details on the Nordic Bonds.

Note 14. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	4,375	—
Derivatives (part of Other current receivables)	—	129	—
Total financial assets	—	4,504	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	333,145
Total financial liabilities	—	—	333,145

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

There were no transfers between the levels during the twelve months ended December 31, 2025 and the year ended December 31, 2024.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1, 2023 until December 31, 2025. See Note 13 Other non-current receivables.

The carrying amount of the Nordic Bonds in the Group is a reasonable approximation of fair value. See Note 20 Interest-bearing loans and borrowings.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	30,739
Change in fair value recognized in consolidated statement of other comprehensive loss	16,355
Repurchase of U.S. Notes	(38,344)
At December 31, 2025	333,145

	December 31, 2025	December 31, 2024
Carrying amount	333,145	324,395
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	490,873	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(157,728)	(222,447)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Conversion price per ADS ($)(1)	27.2-28.2	27.2-37.8
ADS price at valuation date ($)	10.69	13.26
Expected price volatility of the Company ADS (%)	60.00	70.00
Risk-free interest rate (%)	3.53	4.30
Market interest rate (%)	18.00	20.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes see Note 20 Interest-bearing loans and borrowings.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	December 31, 2025	December 31, 2024
ADS price decrease 30%	322,377	303,849
ADS price increase 30%	346,524	346,372
Volatility decrease 10 percentage points	327,779	319,311
Volatility increase 10 percentage points	336,942	329,108
Risk-free interest rate decrease 1 percentage point	332,581	323,810
Risk-free interest rate increase 1 percentage point	333,707	324,954
Market interest rate decrease 1 percentage point	340,451	333,154
Market interest rate increase 1 percentage point	326,065	315,973

For further information on the Convertible Notes, see Note 20 Interest-bearing loans and borrowings.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 15. Inventories

	December 31, 2025	December 31, 2024
Raw materials and consumables	12,326	12,565
Finished goods	56,211	53,037
Total	68,537	65,602

Inventories recognized as an expense for the three months ended December 31, 2025 amounted to $144.0 million (2024: $144.9 million). Inventories recognized as an expense for the twelve months ended December 31, 2025 amounted to $552.7 million (2024: $555.7 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended December 31, 2025 amounted to $2.3 million (2024: $1.5 million). Write-downs of inventories to net realizable value for the twelve months ended December 31, 2025 amounted to $8.0 million (2024: $3.1 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 16. Trade receivables

	December 31, 2025	December 31, 2024
Trade receivables	104,817	104,144
Less: allowance for expected credit losses	(1,295)	(778)
Trade receivables—net	103,522	103,366

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	December 31, 2025	December 31, 2024
EUR	30,788	31,660
GBP	21,155	19,670
USD	20,116	29,931
CNY	17,956	13,616
SEK	4,430	2,701
Other	9,077	5,788
Total	103,522	103,366

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 17. Other current receivables

	December 31, 2025	December 31, 2024
Value added tax	7,604	6,169
Advance payments to vendors	2,201	1,158
Short-term derivatives	129	—
Other	7,504	8,411
Total	17,438	15,738

Note 18. Cash and cash equivalents

	December 31, 2025	December 31, 2024
Short-term deposits	—	40,000
Cash at bank and on hand	64,345	58,923
Total	64,345	98,923

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In 2024, short-term deposits were time deposits and structured deposits, with maturities of one to three months.

Note 19. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2025, the Company exercised 8,452,360 warrants (May 2024: 3,667,255 warrants, May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of December 31, 2025 and December 31, 2024, there were 53,844,736 and 62,297,096 warrants outstanding, respectively.

Upon exercise of the warrants in May 2025, 8,452,360 ordinary shares were allotted and issued. During the twelve months ended December 31, 2025, the equivalent of 7,973,001 ordinary shares have been delivered to participants under the 2021 Incentive Award Plan in the form of ADSs. The remaining balance is held as treasury shares to enable the Company’s timely delivery of ordinary shares upon the exercise of outstanding stock options and to meet future vesting of the RSUs.

On October 3, 2025, 17,962,680 ordinary shares were issued in connection with repurchases and cancellations of U.S. Notes. See Note 20 Interest-bearing loans and borrowings for further details.

During the twelve months ended December 31, 2025, 4,480 treasury shares were sold to cover fees in connection with the ADS Ratio Change.

As of December 31, 2025 and December 31, 2024, 624,500,001 and 598,559,840 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 891,459 and 416,580 treasury shares as of December 31, 2025 and December 31, 2024, respectively.

Other contributed capital

As of December 31, 2025 and December 31, 2024 other contributed capital of $1,641.6 million and $1,628.0 million, respectively, consists of share premium, shareholders contribution and proceeds from warrant issues and exercise of stock options.

Other reserves

As of December 31, 2025 other reserves of $(225.4) million consists of fair value reserve of $(80.0) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(145.4) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2024 other reserves of $(274.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(201.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of December 31, 2025 and December 31, 2024, accumulated deficit of $(1,397.8) million and $(1,249.3) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2025 and December 31, 2024, non-controlling interests amounted to $1.1 million and $1.4 million, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 20. Interest-bearing loans and borrowings

	December 31, 2025	December 31, 2024
Non-current interest-bearing loans and borrowings
Nordic Bonds	182,783	—
Liabilities to credit institutions	—	116,216
Total non-current interest-bearing loans and borrowings	182,783	116,216

Current interest-bearing loans and borrowings
Convertible Notes	333,145	324,395
Nordic Bonds	4,276	—
Liabilities to credit institutions	2,845	5,757
Total current interest-bearing loans and borrowings	340,266	330,152
Total	523,049	446,368

As of December 31, 2025, interest-bearing loans and borrowing amounted to $523.0 million and was related to the Nordic Bonds, the Convertible Notes, and utilized amounts on the CMB Credit Facility (each as defined below). As of December 31, 2024, interest-bearing loans and borrowing amounted to $446.4 million and was related to the Convertible Notes, and outstanding amounts under the Term Loan B Credit Agreement and the term loan facility with Svensk Exportkredit.

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, and (iv) a distribution incurrence test which applies in respect of certain distributions by the Company to its shareholders. As of December 31, 2025, the Group had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF (as defined below) share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF (as defined below) and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

Currency risk (transaction risk)

The Nordic Bonds are denominated in SEK and the issuer within the Group is Oatly Group AB with a functional currency of USD. The Group is therefore exposed to currency risk USD/SEK and if the rate would increase/decrease by 10% the impact on loss before tax for the twelve months ended December 31, 2025, would be $16.7 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds. If variable interest increased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.2 million.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

If variable interest decreased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.5 million.

Liabilities to credit institutions

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, the Company entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on 30 September 2027). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of December 31, 2025, the Group had access to $78.5 million in undrawn SSRCF commitments.

On October 1, 2025, the term loan facility with Svensk Exportkredit was prepaid in full. On October 3, 2025, as described above, part of the proceeds from the Nordic Bonds were used to prepay the Term Loan B Credit Agreement in full.

Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, the Company completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

For details on the fair value on Convertible Notes, see Note 14 Fair value of financial instruments.

Note 21. Provisions

Restructuring
At December 31, 2024	33,061
Charged to the consolidated statement of operations:
- Additional provisions recognized	5,256
- Unwinding of discount effect	573
- Reversal of non-utilized amounts	(1,721)
Amounts used during the year	(18,847)
Charged to other comprehensive loss:
- Exchange differences	1,738
At December 31, 2025	20,060
Non-current	2,697
Current	17,363

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Restructuring

The restructuring provisions recorded in 2025 were principally related to organizational restructuring.

The restructuring provisions recorded in 2024 were principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The remaining amounts relating to the closure of the facility are expected to be paid throughout 2026 and into the first quarter of 2027. The Group also recorded provisions related to organizational restructuring. The main part of the organizational restructuring plan was drawn up and announced to the employees during 2024, with some additional parts being announced and recorded as expense during 2025.

During the twelve months ended December 31, 2025, the Group had $8.6 million in cash outflows relating to organizational restructuring and $10.2 million in cash outflows relating to the closure of the production facility in Singapore.

Note 22. Accrued expenses

	December 31, 2025	December 31, 2024
Accrued variable consideration	32,322	24,549
Accrued personnel expenses	28,709	24,284
Accrued logistic expenses	10,940	10,762
Accrued production expenses	7,797	12,701
Accrued marketing and sales expenses	6,739	9,218
Other accrued expenses	21,425	22,205
Total	107,932	103,719

Note 23. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest, with a fair value of $174.0 million. As of December 31, 2025, the fair value of the outstanding Convertible Notes to related parties amounted to $182.1 million. The Convertible Notes were issued with the terms and conditions described in Note 20 Interest-bearing loans and borrowings.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Loss for the year, attributable to the shareholders of the parent	(19,143)	(91,206)	(152,771)	(201,949)
Weighted average number of ordinary shares	623,752,493	598,226,750	607,525,897	596,886,163
Basic and diluted loss per share, U.S. $	(0.03)	(0.15)	(0.25)	(0.34)
Weighted average number of ADS (1 ADS representing 20 ordinary shares)(1)	31,187,625	29,911,337	30,376,295	29,844,308
Basic and diluted loss per ADS, U.S. $	(0.61)	(3.05)	(5.03)	(6.77)

(1) On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The weighted average number of ADSs has been calculated by dividing the weighted

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

average number of shares by 20, even though the actual number of outstanding ADSs is lower since not all of the ordinary shares in the Company are represented by ADSs. For further details on the ADS Ratio Change, see Note 2 Summary of accounting policies.

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Restricted stock units representing ordinary shares	32,430,060	16,403,397	32,430,060	16,403,397
Stock options representing ordinary shares	9,296,760	11,606,280	9,296,760	11,606,280
Convertible Notes(1)	359,462,635	400,616,344	359,462,635	400,616,344

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs, and after considering the repurchases and cancellations of an aggregate amount of $42.9 million Convertible Notes that occurred on October 3, 2025. For further details on the Convertible Notes, the conversion price reset mechanism and the repurchases and cancellations see Note 20 Interest-bearing loans and borrowings.

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2025, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $13.9 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 12 Leases.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications.

“EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility, impacts related to discontinued construction of production facilities, expenses related to a new product launch issue and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;
•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduced cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

Reconciliation of IFRS to Non-IFRS Financial measures

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Loss for the period	(19,234)	(91,357)	(153,115)	(202,272)
Income tax expense	2,009	505	8,197	3,699
Finance (income) and expenses, net	7,126	1,149	77,188	12,421
Depreciation and amortization expense	13,575	11,932	49,310	49,966
EBITDA	3,476	(77,771)	(18,420)	(136,186)
Share-based compensation expense	3,136	3,503	13,261	13,598
Restructuring costs(1)	1,660	3,597	4,935	8,172
Strategic review of Greater China business(2)	2,636	—	7,547	—
Closure of production facility(3)	—	42,110	(846)	42,110
Discontinued construction of production facilities(4)	—	22,898	—	24,660
New product launch issue(5)	—	(567)	—	11,998
Non-controlling interests	91	151	344	323
Adjusted EBITDA	10,999	(6,079)	6,821	(35,325)

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3)Relates to costs for the closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5)Expenses related to a new product launch issue.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three and twelve months ended December 31, 2025

(Unaudited)	Three months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	133,736	108,462	133,736	9,855	123,881	23.3%	14.2%	13.9%	0.3%
North America	64,392	70,596	64,392	—	64,392	-8.8%	-8.8%	-12.6%	3.8%
Greater China	35,651	35,258	35,651	441	35,210	1.1%	-0.1%	-4.0%	3.9%
Total revenue	233,779	214,316	233,779	10,296	223,483	9.1%	4.3%	2.9%	1.4%

(Unaudited)	Twelve months ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	482,861	434,263	482,861	20,746	462,115	11.2%	6.4%	8.9%	-2.5%
North America	249,559	274,455	249,559	—	249,559	-9.1%	-9.1%	-11.0%	1.9%
Greater China	130,039	114,948	130,039	232	129,807	13.1%	12.9%	19.9%	-7.0%
Total revenue	862,459	823,666	862,459	20,978	841,481	4.7%	2.2%	5.3%	-3.1%

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Net cash flows used in operating activities	(6,364)	(10,236)	(23,723)	(114,428)
Capital expenditures	(1,479)	(12,273)	(15,254)	(41,195)
Free Cash Flow	(7,843)	(22,509)	(38,977)	(155,623)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: February 11, 2026	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer